UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 22, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES PRICING
CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES PRICING OF CASH TENDER OFFER FOR ANY
AND ALL OF ITS 5.125% NOTES DUE 2022
Please refer to the attached announcement for further information.
ENDS
Johannesburg
22 October 2021
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain +27 66 364 0038
jbain@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com
cnthite@anglogoldashanti.com
jbain@anglogoldashanti.com
media@anglogoldashanti.com
sbrockman@anglogoldashanti.com
fmgidi@anglogoldashanti.com

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES PRICING OF CASH
TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022
October 22, 2021. AngloGold Ashanti Holdings plc (the “Offeror”), a company incorporated under the laws of the Isle of Man, announces today the Purchase Price to be paid in connection with the previously announced tender offer that the Offeror commenced on October 18, 2021, for any and all of its outstanding U.S.$750,000,000 5.125% notes due 2022 (the “Securities”), issued by the Offeror and guaranteed by AngloGold Ashanti Limited (“AGA”), a company incorporated under the laws of the
Republic of South Africa, for cash (the “Offer”). The terms and conditions of the Offer are described in an offer to purchase dated October 18, 2021 (the “Offer to Purchase”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to
Purchase.
Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Offer.
The Reference Yield of the Reference Treasury Security as measured at the Price Determination Time and the Purchase Price are detailed in the table below.
Title of Security
ISIN / CUSIP
Principal Amount
Outstanding
Maturity Date
U.S. Treasury
Reference Security
Reference Yield
Fixed Spread*
(basis points)
Purchase Price
5.125% notes due
2022
US03512TAC53 /
03512TAC5
U.S.$750,000,000
August 1, 2022
0.125% due July
31, 2022
0.105%
50
U.S.$1,034.51 per
U.S.$1,000
principal amount
______________
*The Fixed Spread is equivalent to the spread in the “Optional Redemption” provision under the Securities.
The Offer
The Offer commenced on October 18, 2021 and will expire at 5:00 p.m (New York City time) today,
October 22, 2021 (the “Expiration Deadline”), unless extended, re-opened and/or terminated as provided in the Offer to Purchase. The Offeror will pay a Purchase Price per U.S.$1,000 principal amount of Securities validly tendered and not validly withdrawn prior to the Expiration Deadline
(including those validly tendered in accordance with the Guaranteed Delivery Procedures) as set out in the table above.
In addition to the payment of the Purchase Price, each Holder whose Securities are validly tendered and delivered (and not validly withdrawn) (including those validly tendered in accordance with the
Guaranteed Delivery Procedures) and accepted for purchase will also be paid Accrued Interest equal to interest accrued and unpaid on the Securities from (and including) the immediately preceding interest payment date for the Securities to (but excluding) the Settlement Date.
Accrued Interest will cease to accrue on the Settlement Date, and (in the case of Securities for which the Guaranteed Delivery Procedures are used) no additional accrued interest will be paid in respect of the period from the Settlement Date to the Guaranteed Delivery Settlement Date.
The Purchase Price and the Accrued Interest for the Securities validly tendered (and not validly withdrawn) in the Offer will be paid on the Settlement Date or the Guaranteed Delivery Settlement
Date, as applicable (subject to the right of the Offeror to extend the Expiration Deadline and delay the acceptance of Tender Instructions as set out in the Offer to Purchase).
If a Holder tenders less than the full amount of its holding of Securities, Tender Instructions must be submitted in respect of a principal amount of Securities of no less than the Minimum Denomination and, unless otherwise specified in the Offer to Purchase, may be submitted in respect of integral multiples of U.S.$1,000 above such Minimum Denomination. The “Minimum Denomination” is
U.S.$1,000.
The Offer is not conditioned on any minimum amount of Securities being tendered. The Offeror’s obligation to accept and pay for Securities in the Offer is, however, subject to the satisfaction or waiver of the General Conditions and the condition that the Offeror shall have completed prior to the Expiration
Deadline an offering of debt securities in an aggregate principal amount of at least U.S.$750,000,000
(the “Financing Condition”), contained in the Offer to Purchase.
Subject to applicable securities laws and the terms and conditions set forth in the Offer to Purchase, the
Offeror reserves the right, with respect to the Offer made by it, (i) to waive or modify in whole or in part any and all conditions to the Offer, (ii) to extend the Withdrawal Deadline and/or the Expiration
Deadline, (iii) to modify or terminate the Offer or (iv) to otherwise amend the Offer in any respect.
Announcements in connection with the Offer will be made by issuing a press release to a widely disseminated news or wire service. Copies of all announcements, notices and press releases will be available from the Information & Tender Agent. All documentation relating to the Offer, together with any updates, will also be available on the Offer Website www.dfking.com/anglogold operated by the
Information & Tender Agent for the purpose of the Offer.
A tender of Securities for purchase pursuant to the Offer should be made by the submission of a valid
Tender Instruction. If any Holder wishes to tender its Securities but such Holder cannot comply with the procedures for the submission of a valid Tender Instruction prior to the Expiration Deadline, such
Holder may tender its Securities according to the Guaranteed Delivery Procedures, as set out in the
Offer to Purchase.
The results of the Offer are expected to be announced on October 25, 2021.
INDICATIVE TIMETABLE
The following table sets out the expected dates and times of the remaining key events relating to the
Offer. This is an indicative timetable and is subject to change.
Date and Time
Action
October 22, 2021, 5:00 p.m.
(New York City time)
Expiration Deadline
........................................   The last time and date for Holders to submit Tender Instructions (or, where applicable, Notices of Guaranteed Delivery) in order to be able to participate in the Offer and to be eligible to receive the Purchase Price and
Accrued Interest on the Settlement Date or the Guaranteed Delivery
Settlement Date, as applicable.
October 22, 2021, 5:00 p.m.
(New York City time)
Withdrawal Deadline
........................................   Deadline for Holders to properly withdraw tenders of their Securities (or, where applicable, Notices of Guaranteed Delivery). If a tender of Securities
(or, where applicable, a Notice of Guaranteed Delivery) is properly withdrawn, the Holder will not receive any consideration on the Settlement
Date or the Guaranteed Delivery Settlement Date, as applicable (unless that
Holder validly re-tenders such Securities at or prior to the Expiration
Deadline and the Securities are accepted by the Offeror).

October 25,
2021
Announcement of Results of the Offer
........................................   The Offeror expects to announce the aggregate principal amount of
Securities to be accepted for purchase pursuant to the Offer (assuming that
Securities tendered in accordance with the Guaranteed Delivery Procedures are validly delivered by the Guaranteed Delivery Deadline).
Expected to be October 25,
2021
Settlement Date
........................................   Settlement Date for Securities validly tendered and accepted for purchase by the Offeror, other than in the case of Securities validly tendered pursuant to the Guaranteed Delivery Procedures. Payment of the Purchase Price and
any Accrued Interest in respect of any such Securities.
October 26, 2021, 5:00 p.m.
(New York City time)
Guaranteed Delivery Deadline
........................................
The last time and date for Holders to validly deliver Securities in respect of which a Notice of Guaranteed Delivery was delivered at or prior to the
Expiration Deadline.
Expected to be October 27,
2021
Guaranteed Delivery Settlement Date
........................................   Guaranteed Delivery Settlement Date for Securities validly tendered and accepted for purchase by the Offeror pursuant to the Guaranteed Delivery
Procedures. Payment of the Purchase Price and any Accrued Interest in
respect of any such Securities.
The above dates and times are subject, where applicable, to the right of the Offeror to extend, re-open, amend, and/or terminate the Offer, subject to applicable securities laws and the terms set within the
Offer to Purchase. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or withdraw their instruction to participate in, the Offer before the deadlines specified above.
Holders of Securities are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Offer.
FURTHER INFORMATION
Holders of Securities may access the Offer to Purchase and the form of Notice of Guaranteed Delivery at
www.dfking.com/anglogold.
Questions and requests for assistance in connection with the Offer may be directed to the Dealer
Managers:
.

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom
Attention: Liability Management Group
Telephone: +44 (0) 20 3134 8515
Email: eu.lm@barclays.com
BNP Paribas
16 boulevard des Italiens
75009 Paris
France
Attention: Liability Management
Telephone:
+33 1 55 77 78 94
Email: liability.management@bnpparibas.com
J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Liability Management
Telephone: +44 207 595 8222
Email: em_europe_lm@jpmorgan.com,
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: Liability Management Group
Telephone (London):
+44 207 996 5420
Telephone (U.S. Toll Free):
+1 888 292 0070
Telephone (U.S.):
+1 980 387 3907
Email:
DG.LM-EMEA@bofa.com
Questions and requests for assistance in connection with the tender of Securities including requests for a copy of the Offer to Purchase may be directed to:
INFORMATION & TENDER AGENT
D.F. King
E-mail: anglogold@dfking.com
Offer Website: www.dfking.com/anglogold
In New York:
48 Wall Street
New York, NY 10005
United States
Banks and Brokers, Call Collect: +1 (212) 269-5550
All Others, Call Toll-Free: +1 (877) 783-5524
In London:
65 Gresham Street
London EC2V 7NQ
United Kingdom
Tel: +44 20 7920 9700
DG.LM-EMEA@bofa.com

NOTICE AND DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may, at any time and from time to time, acquire Securities, other than pursuant to the Offer, through open market or privately negotiated transactions, through tender offers, exchange offers, redemptions (including the Post-Closing
Redemption) or otherwise, or the Offeror may redeem Securities pursuant to their terms to the extent that such Securities then permit redemption. Any future purchases of Securities may be on the same terms or on terms that are more or less favorable to Holders of Securities than the terms of the Offer, and could be for cash or other consideration.
This announcement must be read in conjunction with the Offer to Purchase. This announcement and the
Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the Offer, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Securities in the Offer (or to validly withdraw any such tender). None of the Offeror, the Dealer Managers, the Information & Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offer.
Cautionary Statement
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AGA’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AGA’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AGA’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AGA’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AGA’s annual report on Form 20-F for the year ended
December 31, 2020, which has been filed with the United States Securities and Exchange Commission
(the “SEC”), as well as the preliminary prospectus supplement dated October 18, 2021, which has also been filed with the SEC. These factors are not necessarily all of the important factors that could cause
AGA’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.
OFFER AND DISTRIBUTION RESTRICTIONS
This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by the Offeror, the
Dealer Managers and the Information & Tender Agent to inform themselves about and to observe any such restrictions.
United Kingdom
The Offer to Purchase is only addressed to Holders where they would (if they were clients of the
Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the rules of the Financial Conduct Authority (“FCA”). Neither the Offer to Purchase nor any other related documents or materials are addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on them. Recipients of the Offer to Purchase and any other documents or materials relating to the Offer should note that the
Offeror is acting on its own account in relation to the Offer and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Offer.
This announcement, the Offer to Purchase and any other documents or materials relating to the Offer are not being made and such documents have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the
United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to persons outside the United Kingdom and to those persons in the United Kingdom falling within the definition of investment professionals (as defined by Article 19(5) of the Financial
Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Financial Promotion Order”)) or
persons who are within Article 43 of the Financial Promotion Order or any other persons to whom they may otherwise lawfully be communicated under the Financial Promotion Order and should not be relied on or acted on in the United Kingdom by any other persons.
EEA
In the EEA, this announcement and the Offer will not, directly or indirectly, be made to, or for the account of, any person other than to qualified investors within the meaning of Article 2(e) of the
Prospectus Regulation.
Neither this announcement nor the Offer to Purchase, nor any other documentation or material relating to the Offer, has been or will be submitted to a competent authority in the EEA for approval. Therefore, neither the Offer to Purchase nor any other documentation or material relating to the Offer qualifies as an approved prospectus as meant in Article 6 of the Prospectus Regulation.
Accordingly, in the EEA, the Offer may not be made by way of an “offer of securities to the public”
within the meaning of Article 2(d) of the Prospectus Regulation and the Offer may not be promoted and is not being made to, any person in the EEA (with the exception of “qualified investors” within the meaning of Article 2(e) in conjunction with Article 1(4)(a) of the Prospectus Regulation). This announcement, the Offer to Purchase and any other documentation or materials relating to the Offer
(including memoranda, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person.
With regard to the EEA, this announcement and the Offer to Purchase have been transmitted only for personal use by the aforementioned qualified investors and only for the purpose of the Offer.

Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or be transmitted to any other person in the EEA.
Belgium
None of this announcement, the Offer to Purchase or any other documents or materials relating to the
Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial
Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services marches financiers) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and none of this announcement, the Offer to Purchase or any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 2(e) of the Prospectus
Regulation, acting on their own account. This announcement and/or the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the
Offer. Accordingly, the information contained in this announcement and/or Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.
France
This announcement, the Offer to Purchase and any other documents or offering materials relating to the
Offer may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the Autorité des marchés financiers.
Italy
None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione
Nazionale per le Società e la Borsa (“CONSOB”), pursuant to Italian laws and regulations.
The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the
“Issuers’ Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph
7 of the Issuers’ Regulation.
Holders or beneficial owners of the Securities that are located in Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1,
1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
South Africa
The communication of this announcement by the Offeror and any other documents or materials relating to the Offer should not be construed as constituting any form of investment advice or recommendation, guidance or proposal of a financial nature under the South African Financial Advisory and Intermediary
Services Act, 37 of 2002 (as amended or re-enacted). The Offer is not being made to and does not constitute an “offer to the public” (as such term is defined in the South African Companies Act, 71 of
2008 (the “SA Companies Act”) and the Offer to Purchase is not, nor is it intended to constitute, a
“registered prospectus” (as such term is defined in the SA Companies Act) prepared and registered under the SA Companies Act.
General
This announcement is for informational purposes only and shall not constitute an offer to buy, a solicitation to buy or an offer to sell any securities. The Tender Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law. Please see the
Offer to Purchase for certain important information on offer restrictions applicable to the Tender Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary
AngloGold Ashanti Limited